Exhibit 99.4

PROXY STATEMENT

YOUR PROXY, IN THE FORM ENCLOSED, IS SOLICITED BY THE BOARD OF DIRECTORS OF EDUCATORS MUTUAL LIFE INSURANCE COMPANY FOR USE AT A SPECIAL MEETING OF ITS ELIGIBLE MEMBERS TO BE HELD ON                     , 2006 AND ANY ADJOURNMENT OF THAT MEETING, FOR THE PURPOSES SET FORTH IN THE FOREGOING NOTICE OF SPECIAL MEETING. YOUR BOARD OF DIRECTORS URGES YOU TO VOTE “FOR” THE PLAN OF CONVERSION.

IMPORTANT NOTICE

The Plan of Conversion described in this Proxy Statement must be approved by the Pennsylvania Insurance Department (the “Insurance Department”). Approval of the Plan of Conversion by the Insurance Department will not constitute or imply that the Pennsylvania Insurance Department has endorsed the Plan of Conversion or the related merger transaction described in this Proxy Statement, nor will such approval constitute investment advice or a recommendation by the Insurance Department on how you should vote on the Plan of Conversion.

Introduction

A special meeting of the Eligible Members (defined below) of Educators Mutual Life Insurance Company (“Educators Mutual” or “the Company”) will be held at                                 ,                                                      , Pennsylvania on                         ,                     , 2006, at         .m., local time (the “Special Meeting”). The purpose of the Special Meeting is to consider and vote upon a Plan of Conversion, as amended (the “Conversion Plan”), that was unanimously adopted by the Company’s Board of Directors and which, if approved by two-thirds of the votes cast at the Special Meeting, will permit the Company to convert from a Pennsylvania mutual life and health insurance company to a Pennsylvania stock life and health insurance company (“Conversion”) and to become a wholly-owned subsidiary of Eastern Insurance Holdings, Inc. pursuant to the provisions of the Insurance Company Mutual-to-Stock Conversion Act (the “Act”). “Eligible Members” are the named policyholders and certificate holders who were insured under Educators Mutual insurance policies that were in force on the “Eligibility Record Date” of March 17, 2005 (when the Conversion Plan was adopted).

Overview of the Conversion and the Merger

Educators Mutual currently exists and operates as a “mutual” insurance company. This means that Educators has no stockholders. Instead, Educators Mutual has “members” consisting of the policyholders and certificate holders who have insurance coverage with the Company and who also have the right to elect the Company’s Board of Directors.

Under the Act, a Pennsylvania mutual insurance company such as Educators Mutual can adopt a plan to convert from a mutual company to a stock company. Mutual insurance companies may decide to convert into stock companies for many different reasons. Mutual companies have limited access to the capital markets. By converting to the stock form, an insurance company gains the ability to raise capital through stock sales. Stock insurance companies also are better able to make strategic acquisitions of other insurance companies and to enter into strategic business combinations with other insurers and insurance holding companies. In addition, stock insurance companies can attract and retain key management personnel through stock incentive programs.

Educators Mutual’s Board of Directors adopted the Conversion Plan principally because it will (i) enable the Company to enter into a strategic combination with Eastern Holding Company, Ltd. and its insurance company affiliates (hereinafter referred to as “EHC”); (ii) put Educators Mutual’s operations under management by EHC’s team of experienced and successful senior managers; (iii) provide the opportunity for Educators Mutual to increase sales through cross-marketing initiatives with EHC’s own insurance company affiliates and EHC’s own distribution system of agents and brokers; and (iv) enable Educators Mutual to deploy its excess capital to insurance markets and product lines that have reasonable growth opportunities.

Educators Mutual’s Conversion Plan consists of the following steps:

1.	Educators Mutual will convert to a stock company and will change its name to “Eastern Life and Health Insurance Company” (hereinafter referred to as “ELHIC”). Those Educators Mutual policyholders and certificate holders who formerly were “members” of Educators Mutual will not be members of ELHIC. However, their insurance policies and insurance certificates will remain in full force and effect with ELHIC. The Conversion Plan does not change the price, benefits, renewability or any other feature, term or condition of a policyholder or certificate holder’s insurance coverage.

2.	ELHIC will issue shares of its stock to a newly formed holding company named “Eastern Insurance Holdings, Inc.” (hereinafter referred to as “Eastern Holdings”) organized for purposes of the Conversion Plan. This means that ELHIC will become a wholly-owned subsidiary of Eastern Holdings.

3.	Eastern Holdings is a stock company and will offer its shares (“Conversion Stock”) for sale in a public offering described in greater detail below (hereinafter, “the Offering”). The Conversion Stock of Eastern Holdings will be offered for sale pursuant to a Registration Statement and Prospectus filed and effective under the Securities Act of 1933.

4.	In consideration of their status and rights as former members of Educators Mutual, Eligible Members of the Company will be afforded the opportunity to purchase the Eastern Holdings Conversion Stock before orders from any other subscribers may be accepted. If shares remain available for sale after the subscriptions of the Eligible Members are filled, such remaining shares will be sold to other subscribers (as described in greater detail below). The Conversion Stock will be offered for sale at $10 per share. An Eligible Member who wishes to subscribe must purchase at least 25 shares of Conversion Stock and may not purchase more that 100,000 shares of Conversion Stock in the Offering. Other limitations apply to the Offering, which are described in greater detail below.

5.	In a related transaction that is an integral part of the Conversion Plan (hereinafter, “the Merger”), Eastern Holdings will acquire EHC and its several operating subsidiaries,

including Eastern Alliance Insurance Company (“EAIC”) and Allied Eastern Indemnity Company (“AEIC”), both Pennsylvania domiciled insurance companies, and Eastern Re Ltd., S.P.C., a Cayman Islands stock insurance company (“EasternRe”). This acquisition will be structured as a merger of EHC with and into a newly formed subsidiary of Eastern Holdings. The Merger will be effectuated pursuant to the terms of an Agreement and Plan of Reorganization by and among Eastern Holdings, EHC and Educators Mutual, dated March 17, 2005 (“the Merger Agreement”) and will require the approval of the shareholders of EHC.

6.	Following the closing on the Conversion Plan and the Merger, and completion of the Offering, Eastern Holdings will be a public company and will operate as the insurance holding company for ELHIC (formerly Educators Mutual), EHC, EAIC, AEIC and EasternRe.

7.	EHC’s current senior management team will become the senior management team of Eastern Holdings and, as such, will control the operations of all of the insurance subsidiaries, including ELHIC. The Board of Directors of Eastern Holdings is composed of current Educators Mutual directors and current EHC directors.

Information Relating to Voting at the Special Meeting

In accordance with the bylaws of the Company, the terms of the Conversion Plan and the provisions of the Act, the Board of Directors of the Company has determined that each Eligible Member is entitled to notice of, and to vote at, the Special Meeting, and will be entitled at the Special Meeting to cast one vote, regardless of the number of policies or certificates of insurance held by that Eligible Member. A person who is an “Eligible Member” with reference to more than one Qualifying Policy and/or more than one certificate shall have only one vote.

Those Eligible Members who, in person or by proxy, attend the Special Meeting and are entitled to cast votes shall constitute a quorum at the Special Meeting in accordance with Section 4.04 of the Company’s bylaws. Approval of the Conversion Plan will require the affirmative vote, either in person or by proxy, of at least two-thirds of the votes cast at the Special Meeting.

Eligible Members may vote at the Special Meeting or any adjournment thereof in person or by proxy. All properly executed proxies received by the Company before the Special Meeting will be voted in accordance with the instructions indicated thereon. If no contrary instructions are given, such proxies will be voted in favor of the Conversion Plan. If any other matters are properly presented before the Special Meeting, the proxies solicited hereby will be voted on such matters by the proxyholders according to their discretion. Any Eligible Member giving a proxy will have the right to revoke his or her proxy at any time before it is voted by delivering written notice or a duly executed proxy bearing a later date to the Secretary of the Company at any time prior to or at the Special Meeting or by attending the Special Meeting and voting in person.

In the event that conflicting proxies are received from more than one Eligible Member with respect to the same policy, the proxyholders will vote in accordance with the instructions of a majority of such Eligible Members and, in the case of a tie, the proxyholders will vote in accordance with the instructions set forth in the last proxy to be filed.

The proxies solicited hereby will be used only at the Special Meeting and at any adjournment thereof. They will not be used at any other meeting.

Relationship Between this Proxy Statement and the Prospectus

A copy of the Prospectus for the Offering of Eastern Holdings’ Conversion Stock accompanies this Proxy Statement and is an important part of this Proxy Statement. This Proxy Statement summarizes and presents selected information from the Prospectus and may not contain all the information that might be important to an Eligible Member in deciding whether to (i) vote for approval of the Conversion, and/or (ii) subscribe for the purchase of Conversion Stock in the Offering. To understand the Offering and the Merger fully, Eligible Members should read the Prospectus carefully, including the financial statements and the notes to financial statements of Educators Mutual and EHC that are included in the Prospectus. Eligible Members also may wish to review the Conversion Plan and the Merger Agreement. These are available for review and downloading on the Company’s website at http://emlife.com/ImportantDocs.htm.1

The Parties

Eastern Holdings

Eastern Holdings is a Pennsylvania business corporation organized on March 16, 2005 by Educators Mutual for purposes of the Conversion and the Merger. Eastern Holdings will be the holding company for ELHIC and EHC following closing on the Conversion and the Merger. Eastern Holdings’ executive offices are located at 25 Race Avenue, Lancaster, Pennsylvania 17603. Eastern Holdings’ Board of Directors consists of eleven members, six of whom currently serve as directors of Educators Mutual and five of whom currently serve as directors of EHC.

EHC’s current Chief Executive Officer, Bruce Eckert, current President and Chief Operating Officer, Michael L. Boguski, and current Treasurer and Chief Financial Officer, Kevin M. Shook, will serve in the same capacities for Eastern Holdings. The ability of these senior officers of EHC to serve as Eastern Holdings’ senior officers was an important consideration in the Educators Mutual board’s adoption of the Conversion Plan.

Eastern Holdings will not have engaged in any operations prior to completion of the Conversion and the Merger. After completion of the Conversion and the Merger, Eastern Holdings’ primary assets will be the outstanding capital stock of ELHIC and EHC, along with the amount of the net proceeds realized on the Offering of the Conversion Stock that remains after the use of such proceeds as described in the Prospectus.

Eastern Holdings will be registered under the provisions of the Securities Exchange Act of 1934, as amended, and its common stock will be traded on NASDAQ.2

[1]	This reference to the Educator’s website includes only the documents available for review on the “Important Docs” web page. Any other information available on Educator’s website is not part of this Proxy statement.

[2]	The National Market System of the National Association of Securities Dealers, Inc.

Educators Mutual

Educators Mutual is a Pennsylvania-chartered mutual life and health insurance company organized in 1910. Its main offices are located at 202 North Prince Street, Lancaster, Pennsylvania 17603, and its telephone number is (717) 397-2751. At December 31, 2004, Educators Mutual had total consolidated assets of $111.7 million, direct written premiums of $40.8 million, and total equity of $62.5 million. Educators Mutual actively offers group term life, dental and disability insurance products in sixteen states, primarily along the eastern seaboard of the United States.

EHC

EHC is a corporation organized under the laws of the Cayman Islands. EHC’s headquarters are located at Global Captive Management Ltd., Genesis Building, 5th Floor, Grand Cayman, Cayman Islands, B.W.I., and its telephone number is (345) 949-7966. As of December 31, 2004, EHC had total consolidated assets of $153.6 million, direct written premiums of $83.2 million and shareholders’ equity of $41.7 million. EHC’s principal subsidiaries are Global Alliance Holdings Ltd., doing business as Eastern Alliance Insurance Group, a Pennsylvania corporation, and Eastern Re Ltd., S. P. C., a Cayman Islands corporation. Global has three operating subsidiaries: EAIC, AEIC and Employers Alliance, Inc. EAIC and AEIC are Pennsylvania insurance companies. Employers Alliance, Inc. is a Pennsylvania business corporation. Through these entities EHC operates in four segments: workers’ compensation insurance, specialty reinsurance, segregated portfolio business and third party administration.

The Conversion

Educators Mutual adopted the Conversion Plan on March 17, 2005 and amended the Conversion Plan effective June 9, 2005 and November 17, 2005. The Conversion involves a series of transactions by which Educators Mutual will convert from a mutual life and health insurance company to a stock life and health insurance company. Following the Conversion, Educators Mutual will become a subsidiary of Eastern Holdings and will change its name to “Eastern Life and Health Insurance Company.”

As an integral part of the Conversion, Eastern Holdings will offer for sale in a subscription rights offering between 5,525,000 and 7,475,000 shares of Eastern Holdings’ Conversion Stock (“Subscription Offering”). The Subscription Offering will be made in the following order of priority:

1.	First to “Eligible Members” – “Eligible Members” are the named policyholders and certificate holders who were insured under Educators Mutual insurance policies that were in force on the “Eligibility Record Date” of March 17, 2005 (when the Conversion Plan was adopted).

2.	Next to the “Qualified Stock Plan” – The “Qualified Stock Plan” will be an employee stock ownership plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended. The Qualified Stock Plan will purchase a number of shares of Conversion Stock equal to ten percent (10%) of the total number of shares to be issued in the Conversion. The purchase will be made using the proceeds of a loan from Eastern Holdings to the Qualified Stock Plan.

3.	EML Legacy Participants – “EML Legacy Participants” are the directors, officers, managers and employees of Educators Mutual and IBSi, LLC as of the Eligibility Record Date and, without duplication, the directors, officers, managers and employees of Educators Mutual and IBSi, LLC as of the Effective Date of the Conversion (as defined in the Conversion Plan), and any other person who at any time served as a director of Educators Mutual after January 1, 1998.

4.	EHC Legacy Participants – “EHC Legacy Participants” are the directors, officers, managers and employees of EHC and its affiliates as of the Eligibility Record Date and, without duplication, as of the Effective Date of the Conversion (as defined in the Conversion Plan).

5.	EHC’s Stockholders – This class consists of any holder of record of any class of capital stock of EHC as of the Eligibility Record Date.

If any shares of Conversion Stock remain available for purchase after the Subscription Offering, they will be offered to the general public (“Community Offering” and, together with the Subscription Offering, “the Offering”). The Conversion Plan provides that Eastern Holdings may give preferential treatment to subscriptions received from certain categories of subscribers in the Community Offering. Eastern Holdings may open and accept subscriptions under the Subscription Offering and the Community Offering simultaneously. Subscriptions will be accepted by Eastern Holdings under the priorities described above. Payments received on subscriptions that cannot be accepted will be refunded (without interest).

The purchase price for the Conversion Stock will be $10.00 per share. All subscribers will pay the same price per share in the Offering.

The Conversion will permit customers of Educators Mutual, the management and employees of Educators Mutual and EHC, shareholders of EHC, and possibly other members of the local community and general public to become equity owners of Eastern Holdings and to share in its future. The Conversion also will make possible the proposed acquisition of EHC and provide additional capital that will enhance the ability of Educators Mutual and EHC to expand their operations.

Completion of the Conversion is subject to various conditions, including approval of the Conversion by the Eligible Members of Educators Mutual, receipt of all necessary regulatory approvals, and approval of the Merger by EHC shareholders.

The Merger

Simultaneously with the adoption of the Conversion Plan by Educators Mutual, Educators Mutual and EHC entered into the Merger Agreement. The principal terms of the Merger Agreement, which was the result of arms’ length negotiations between Educators Mutual and EHC, are described in the Prospectus. The per share purchase price to be paid for each EHC share outstanding is $            , which is 1.28 times the fully diluted book value per share of EHC at September 30, 2005. The per share purchase price is subject to adjustment under the Merger Agreement depending on when the transaction closes. Educators Mutual has received an opinion from Keefe Bruyette & Woods (“the KBW Report”) that the terms of the Merger are fair to Educators Mutual from a financial point of view.

Completion of the Merger is subject to various conditions, including:

•	Approval by EHC shareholders of the domestication of EHC to Pennsylvania from the Cayman Islands.

•	Approval by EHC shareholders of the Merger.

•	Receipt of all necessary regulatory approvals.

•	Approval of the Conversion by the Eligible Members of Educators Mutual and completion of the Conversion.

The Merger will not occur unless the Conversion is completed. In the event that the conditions to the Merger are not satisfied or waived, the Offering will be terminated and the funds received in connection therewith will be returned to subscribers (without interest).

Educators Mutual’s Reasons for the Conversion and the Merger

The Board of Directors of Educators Mutual has determined that the Conversion provides a unique opportunity to (i) redeploy Educator Mutual’s current excess capital and the proceeds of the Conversion to new lines of insurance in which EHC is active and has enjoyed steady growth; (ii) diversify away from the group benefits markets in which Educators has experienced slow growth and marginal profitability; (iii) improve the prospects for an upgrade in the Company’s industry rating; (iv) support current operations, product growth and diversification of risk; (v) provide additional capital and a publicly-traded security that will enable Eastern Holdings, ELHIC and EHC’s insurance operating subsidiaries to pursue a business strategy of growth through strategic acquisitions and internal expansion; and (vi) to access a team of senior officers from EHC who are well qualified to manage the combined operations of Educators Mutual and EHC in the years ahead.

As a mutual life and health insurance company, Educators Mutual does not have shareholders and it has no authority to issue capital stock. By converting to the capital stock form of organization, Educators Mutual will be structured in the form used by most insurance companies and most business entities. The Conversion will enable Educators to access equity capital in the future, when and as required. The Conversion also allows Educators Mutual to complete the Merger with EHC.

The Conversion will permit Educators Mutual policyholders, and possibly other members of the local community and of the general public, to become equity owners of Educators Mutual.

A corporate form of organization will provide additional flexibility to diversify Educators Mutual’s business activities through existing or newly formed subsidiaries and through mergers with other insurance companies and other business organizations. Although there are no current arrangements, understandings or agreements regarding any such opportunities (other than those relating to the Merger with EHC), Educators Mutual and Eastern Holdings will be in a better position after the Conversion to take advantage of any such opportunities that may arise.

Doing business in the stock form also will enable Educators Mutual (either directly or through Eastern Holdings) to use stock-related incentive programs to attract and retain executive and other personnel. Eastern Holdings’ plans in this regard are described in the Prospectus under the heading “Risk Factors Related to Our Common Stock.”

The Board of Directors of Educators Mutual and the Board of Directors of EHC believe that the Merger will enhance the competitive position of the combined entities and will enable the resulting institution to compete more effectively than either Educators Mutual or EHC could on its own. The combined entity will have greater financial resources and, as a result of the Offering, increased capital levels.

Effects of the Conversion on Policyholders

In General

Each policyholder in a mutual insurance company, such as Educators Mutual, has certain interests in the insurance company issuing the policy, including the contractual right to insurance coverage, the right to vote for the election of directors and certain other corporate transactions, and (in certain instances) the right to receive dividends if, as and when declared by the Board of Directors of the Company. Mutual policyholders also may have the right to share in a liquidating distribution of the insurer’s net worth if the insurer were to voluntarily dissolve and liquidate its business and properties. The law in Pennsylvania on this last point is unclear and has never been definitively resolved by the courts.

A policyholder of a mutual insurance company must have an in-force insurance policy issued by that mutual company in order to be a member of that company. However, this membership interest has no market value because it cannot be separated from the underlying policy and, in any event, is not transferable. A policyholder whose policy lapses will lose its membership interest. As of the completion of the Conversion, all member interests in Educators Mutual, except contract rights under policies and certificates of insurance, will terminate.

If the Conversion Plan is not approved by Educators Mutual’s Eligible Members, or if the Conversion is not completed for any other reason, Educators Mutual will continue to operate as a mutual insurance company. In that case, Eligible Members will retain the rights described above.

Continuity of Insurance Coverage and Business Operations

Educators Mutual’s conversion to stock form will not change the insurance protection or premiums under the Company’s in-force insurance policies. During and after the Conversion, the normal business of issuing insurance policies will continue without change or interruption. After the Conversion, Educators Mutual (as converted and renamed) will continue to provide services to its policyholders under in-force policies.

Voting Rights

After the Conversion, the voting rights of all members of Educators Mutual will cease. Policyholders and certificate holders will no longer have the right to elect the directors of Educators Mutual or approve transactions involving Educators Mutual. Instead, voting control of ELHIC will be held by Eastern Holdings, which will own all ELHIC capital stock. Voting rights in Eastern Holdings will be held by the shareholders of Eastern Holdings. Each holder of Eastern Holdings common stock will be entitled to vote on any matter to be considered by Eastern Holdings shareholders, subject to the terms of Eastern Holdings’ articles of incorporation and bylaws and to the provisions of Pennsylvania law.

Policyholder Dividends

Educators Mutual has no in-force insurance policies or certificates that “participate” or provide for the payment of policy dividends. Therefore, the Conversion will not cause any policyholder or certificate holder to lose dividend rights or expectancies that may have existed in the period when the Company operated in the mutual form.

Rights Upon Dissolution After Conversion

After the Conversion, policyholders and certificate holders will have no right to receive a pro rata distribution of any remaining surplus of the Company upon its dissolution. Instead, this right will vest in Eastern Holdings, as the sole shareholder of ELHIC. In the event of a liquidation, dissolution or winding up of Eastern Holdings, shareholders of Eastern Holdings would be entitled to receive, after payment of all senior debts and liabilities of Eastern Holdings, a pro rata portion of any liquidating distribution that is made of Eastern Holdings’ remaining assets.

Determination of the Price per Share and the Number of Shares to be Offered

Pennsylvania law requires that, as part of the mutual-to-stock conversion of Educators Mutual, Eligible Members must be offered the right to purchase an amount of stock of the insurer (or in this case, Eastern Holdings) having a value equal in the aggregate to the appraised value of the Company as determined by a qualified appraiser engaged for this purpose. The value can be expressed as a valuation range. Feldman Financial Advisors, Inc. (“Feldman Financial”) which was engaged to serve as the independent appraiser in the Conversion, prepared an appraisal report valuing Educators Mutual (“Appraisal Report”). In its opinion of November 30, 2005, Feldman Financial estimated that the appraised value of Educators Mutual (as a subsidiary of Eastern Holdings and without giving effect to the Merger) based on consolidated equity as of December 31, 2004 is between $55,250,000 and $74,750,000, with a midpoint value of $65,000,000.

The Conversion Stock will be sold at $10.00 per share consistent with the typical offering price per share for many converting mutual companies. Based on the valuation range and the $10 per share purchase price, the number of Conversion shares being sold will be somewhere between 5,525,000 and 7,475,000 shares.

The Appraisal Report will be updated by Feldman Financial before the Conversion is completed. If the midpoint of the updated appraisal does not fall within the valuation range, the revised appraisal will require the approval of the Pennsylvania Insurance Department (“Department”). If Eastern Holdings is unable to sell at least 5,525,000 shares, then unless the

Offering range is revised with the approval of the Department, the Conversion and Offering must be terminated and all subscriptions cancelled and all subscription funds returned. The Merger with EHC will not occur if the Conversion is not completed.

Feldman Financial’s valuation is not a recommendation as to the advisability of purchasing shares of Eastern Holdings. In preparing its reports, Feldman Financial did not independently verify the financial statements and other information provided by Educators Mutual or EHC, nor did Feldman Financial value independently the assets or liabilities of Educators Mutual or EHC. The Appraisal Report considers Educators Mutual as a going concern and should not be considered as an indication of the liquidation value of Educators Mutual. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, any of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the Conversion or receiving Merger shares in the Merger will thereafter be able to sell such shares at prices at or above the initial purchase price in the Conversion of $10.00 per share.

Limitations on Conversion Stock Purchases

The Conversion Plan includes the following limitations on the number of shares of Conversion Stock which may be purchased in the Conversion:

•	No fewer than 25 shares or $250 of Conversion Stock may be purchased, to the extent such shares are available.

•	Except for the Qualified Stock Plan, each subscriber in the Subscription Offering may subscribe for and purchase up to 100,000 shares of Conversion Stock, subject to the overall limitation described below.

•	The Qualified Stock Plan may purchase up to 10% of the aggregate number of shares of Conversion Stock sold in the Conversion, including any additional shares issued in the event of an increase in the Offering range to accommodate a purchase by the Qualified Stock Plan.

•	Except for the Qualified Stock Plan, the maximum number of shares of Conversion Stock subscribed for or purchased in all categories of the Offering by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed 150,000 shares.

•	No more than 34% of the total number of shares offered for sale in the Offering may be purchased by Educators Mutual’s directors and officers and their associates in the aggregate, excluding purchases by the Qualified Stock Plan.

Restrictions on Transfer of Subscription Rights and Shares

Subscription rights granted under the Conversion Plan are not transferable. Accordingly, any person receiving subscription rights under the Conversion Plan may not transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of those subscription rights or the shares of Conversion Stock to be issued upon their exercise. Subscription rights may be exercised only for the account of the person receiving those rights under the Conversion Plan. A person subscribing to Conversion Stock by exercise of subscription rights received under the Conversion Plan will be required to certify that he or she is purchasing the shares solely for his or her own account and also that there is no agreement or understanding with any other person regarding the sale or transfer of such shares.

Conversion Stock purchased in the Offering will thereafter be freely transferable under the Securities Act of 1933, as amended (“1933 Act”); provided, however that shares issued to directors and officers of the Company or Eastern Holdings will be restricted as to transfer for a period of one year from the effective date of the Conversion pursuant to the provisions of the Act and will be subject to additional transfer restrictions under Rule 144 of the 1933 Act.

Tax Effects

The following discussion addresses the material United States federal income tax consequences of the conversion to Educators Mutual, and to an Eligible Member of Educators Mutual that is a U.S. Person, as defined below, that holds membership rights in a qualifying policy as a capital asset. This discussion is based, primarily, on a private letter ruling that Educators Mutual has obtained from the Internal Revenue Service (referred to in this discussion as the “PLR”), in which the Internal Revenue Service has provided the rulings that are described below. Nevertheless, some of the discussion below under “Tax Consequences of Subscription Rights,” is outside the scope of the PLR and is based upon the Internal Revenue Code of 1986, as amended (referred to in this discussion as the “Code”), Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any part of the discussion under “Tax Consequences of Subscription Rights” (below) that is outside the scope of the PLR.

The following discussion is directed solely to Eligible Members of Educators Mutual that are U.S. Persons and hold membership rights in a qualifying policy as a capital asset within the meaning of Section 1221 of the Code, and it does not purport to address all of the United States federal income tax consequences that may be applicable to Educators Mutual and/or Eastern Holdings, or to the individual circumstances of particular categories of Eligible Members of Educators in light of their specific circumstances. For example, if a partnership holds membership rights in a qualifying policy, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds membership rights in a qualifying policy, you should consult your tax advisor. In addition, the following discussion does not address aspects of United States federal income taxation that may be applicable to Eligible Members of Educators Mutual subject to special treatment under the Code, such as financial institutions, insurance companies, pass-through entities, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities or tax-exempt organizations, or any aspect of the U.S. alternative minimum tax or state, local or foreign tax consequences of the proposed transactions.

For purposes of this discussion, the term “U.S. Person” means (a) a citizen or resident of the United States, (b) a corporation, or entity treated as corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (ii) the trust has a valid election in effect to be treated as a U.S. Person for United States federal income tax purposes, or (e) any other person or entity that is treated for United States federal income tax purposes as if it were one of the foregoing.

The Conversion

The Internal Revenue Service has ruled in the PLR that:

•	The conversion of Educators Mutual from a mutual insurance company to a stock insurance company will be a reorganization within the meaning of Section 368(a)(1)(E) of the Code.

•	For federal income tax purposes, Educators Mutual in its post-conversion stock form will constitute one and the same taxable entity as Educators Mutual in its pre-conversion mutual form.

•	Neither Educators Mutual in its pre-conversion mutual form nor Educators Mutual in its post-conversion stock form will recognize gain or loss as a result of the conversion.

•	The tax attributes of Educators Mutual in its pre-conversion mutual form will remain unchanged as tax attributes of Educators Mutual in its post-conversion stock form. Thus, Educators Mutual’s basis in its assets, holding period for its assets, net operating loss carryovers, if any, capital loss carryovers, if any, earnings and profits and accounting methods will not be changed by reason of the conversion.

•	For federal income tax purposes, Eligible Members will be treated as transferring their membership rights in Educators Mutual to Eastern Holdings in exchange for subscription rights to purchase Eastern Holdings common stock. As discussed below, Eligible Members will be required to recognize gain upon the receipt of subscription rights if and to the extent that the subscription rights that are allocated to an Eligible Member are determined to have a fair market value.

•	The basis of a share of Eastern Holdings common stock purchased by an Eligible Member pursuant to the exercise of a subscription right will equal the sum of the amount of cash paid for such share plus the basis, if any, of the subscription right that is exercised to purchase such share, taking into account the gain, if any, recognized by such Eligible Member on the receipt of such subscription right.

•

The holding period of a share of Eastern Holdings common stock purchased by an Eligible Member through the exercise of a subscription right will begin on the date on which the subscription right is exercised. In all other cases, the holding period of common stock purchased by an Eligible Member will begin on the date following the date on which the stock is purchased.

Tax Consequences of Subscription Rights

The federal income tax consequences of the receipt, exercise and lapse of subscription rights are uncertain. They present novel issues of tax law that are not addressed by any direct authorities. Nevertheless, the Internal Revenue Service has ruled in the PLR that:

•	Any gain realized by an Eligible Member as a result of the receipt of subscription rights with a fair market value must be recognized, whether or not such rights are exercised.

•	The amount of gain recognized by each Eligible Member should equal the fair market value of subscription rights received by the Eligible Member.

These rules should be considered in conjunction with the opinion of Feldman Financial to the effect that subscription rights do not have any fair market value, primarily because the subscription rights are nontransferable, personal rights of short duration that are provided without charge and give the holder only the right to purchase shares of common stock in the subscription offering at a price that is equal to the estimated fair market value of common stock, which is the same price at which such stock will be sold to purchasers in the Community Offering, if any.

If, notwithstanding the opinion of Feldman Financial, the subscription rights are determined to have a fair market value and gain is therefore realized as a result, although not free from doubt, (i) any gain resulting from the receipt of the subscription rights should constitute a capital gain, which will be long term capital gain if the Eligible Member has held its membership rights for more than one year; and (ii) if an Eligible Member is required to recognize gain on the receipt of subscription rights and does not exercise some or all of such subscription rights, (a) the Eligible Member should recognize a corresponding loss upon the expiration or lapse of such member’s unexercised subscription rights, (b) the amount of that loss should equal the gain previously recognized upon receipt of the unexercised subscription rights, and (c) if the Conversion Stock that an Eligible Member would have received upon exercise of the lapsed subscription rights would have constituted a capital asset in the hands of that Eligible Member, the resulting loss upon expiration of the subscription rights should constitute a capital loss. For purposes of determining gain, it is unclear how the subscription rights should be valued or how to determine the number of subscription rights that may be allocated to each Eligible Member during the subscription offering.

Eligible Members are encouraged to consult with their tax advisors about the tax consequences of the Conversion and the subscription offering.

The Company’s Articles of Incorporation and Bylaws

The following is a summary of certain provisions of the amended Articles of Incorporation and bylaws of the Company, which will become effective upon the Conversion of the Company from a Pennsylvania mutual insurance company to a Pennsylvania stock insurance company.

The Company’s amended Articles of Incorporation will change the name of the Company to “Eastern Life and Health Insurance Company” and authorize the Company to issue 1,000 shares of common stock. All of the Company’s outstanding common stock will be owned by Eastern Holdings. Accordingly, exclusive voting rights with respect to the affairs of the Company after the Conversion will be vested in the Board of Directors of Eastern Holdings. A vote in favor of the Conversion Plan will also constitute a vote to approve the amended Articles of Incorporation of the Company.

The Company’s amended Articles of Incorporation will provide that such Articles may be further amended only if such amendment is approved by the Board of Directors of the Company, and, if and to the extent required by law, approved by the Insurance Department and the shareholders of the Company. The bylaws may be amended by a majority vote of the Board of Directors of the Company or by Eastern Holdings as the Company’s sole shareholder.

Termination of the Conversion Plan

The Conversion Plan may be terminated at any time before it is approved by Eligible Members by the affirmative vote of two-thirds of the directors of the Company. The Conversion Plan may be terminated at any time after it is approved by Eligible Members and prior to the effective date of the Conversion by the affirmative vote of two-thirds of the directors of the Company.

Interpretation and Amendment of the Plan of Conversion

All interpretations of the Conversion Plan by the Board of Directors of the Company and the Board of Directors of Eastern Holdings will be final, conclusive and binding upon all persons. The Conversion Plan may be amended at any time before it is approved by the Insurance Department by the affirmative vote of two-thirds of the directors of the Company. The Conversion Plan may be similarly amended at any time after it is approved by the Insurance Department, subject to the Insurance Department’s approval of such amendment. The Conversion Plan may be amended at any time after it is approved by Eligible Members of the Company and prior to the effective date of the Conversion by the affirmative vote of two-thirds of the directors of the Company then in office; provided, however, that any such amendment shall be subject to approval by the Insurance Department; and provided further, that, if such amendment is determined by the Insurance Department to be material, such amendment shall be subject to approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of Eligible Members called for that purpose.

In the event the Insurance Department adopts mandatory regulations applicable to the Conversion prior to its effective date, the Conversion Plan may be amended to conform to such regulations at any time prior to such effective date by the affirmative vote of two-thirds of the directors of Eastern Holdings and of the Company, and no resolicitation of proxies or further approval by the Eligible Members shall be required. In the event that the Insurance Department adopts regulations applicable to the Conversion prior to its effective date and if such regulations contain optional provisions, the Conversion Plan may be amended to conform to any such optional provision at any time before such effective date by the affirmative vote of two-thirds of the directors of the Company, and no resolicitation of proxies or further approval by the Eligible Members shall be required; provided, however, that any such amendment shall be subject to approval by the Insurance Department; and provided further, that, if such amendment is determined by the Insurance Department to be material, such amendment shall be subject to approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of Eligible Members called for that purpose.

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RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE CONVERSION PLAN.

PLEASE NOTE: A VOTE IN FAVOR OF THE CONVERSION PLAN DOES NOT MEAN YOU MUST PURCHASE CONVERSION STOCK IN THE OFFERING, AND A VOTE AGAINST THE CONVERSION PLAN DOES NOT MEAN YOU MAY NOT PURCHASE STOCK IN THE OFFERING. YOU MAY VOTE IN FAVOR OF THE CONVERSION PLAN AND DECIDE NOT TO PURCHASE CONVERSION STOCK IN THE OFFERING, OR YOU MAY VOTE AGAINST THE CONVERSION PLAN AND DECIDE TO PURCHASE STOCK IN THE CONVERSION OFFERING.

ADDITIONAL INFORMATION

YOUR BOARD OF DIRECTORS URGES YOU TO CONSIDER CAREFULLY THIS PROXY STATEMENT, INCLUDING PARTICULARLY THE PROSPECTUS THAT ACCOMPANIES THIS PROXY STATEMENT. WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE SPECIAL MEETING, YOUR BOARD OF DIRECTORS REQUESTS THAT YOU FILL IN, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE TO ASSURE THAT YOUR VOTE WILL BE COUNTED. THIS WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU ATTEND THE SPECIAL MEETING. YOU MAY REVOKE YOUR PROXY BY WRITTEN INSTRUMENT DELIVERED TO THE SECRETARY OF THE COMPANY AT ANY TIME PRIOR TO OR AT THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON. YOUR PROXY STATEMENT SHOULD BE COMPLETED, SIGNED AND MAILED USING THE ENCLOSED ENVELOPE SO THAT IT IS RECEIVED ON OR BEFORE [INSERT DEADLINE].

THIS PROXY STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE CONVERSION STOCK. SUCH OFFERS MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS.

BY ORDER OF THE BOARD OF DIRECTORS

Kimberly A. Rankin,
Vice President & Corporate Secretary

                        , 2006

Lancaster, Pennsylvania